Sean P. Hennessy
Senior Vice President – Finance
and Chief Financial Officer
Phone: 216-566-2573
June 22, 2010
By EDGAR and U.S. Mail
Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, NE
Washington, DC 20549-4631

Re:	The Sherwin-Williams Company Form 10-K for fiscal year ended December 31, 2009 Form 10-Q for fiscal quarter ended March 31, 2010 File No. 1-4851
Dear Mr. Decker:
We have set forth below responses of The Sherwin-Williams Company (“Sherwin-Williams,” the “Company” or the “Registrant”) to address the additional comments of the Staff of the Division of Corporation Finance contained in your letter dated June 11, 2010 regarding your review of Sherwin-Williams’ response letter dated June 8, 2010.
For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2009
Exhibit 13
General
1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 22, 2010

Response: Where a comment requests additional disclosures or other revisions, the Registrant’s response includes an example of what the additional disclosures or revisions will look like. The Registrant will include such additional disclosures or other revisions in its future filings, including our interim filings, if applicable.
Management’s Discussion and Analysis
Results of Operations, page 31
2.	Comment: We note your response to prior comment 4. We continue to believe that you should further clarify the specific amounts that you are referring to in arriving at the $8.6 million change and where these amounts are recorded on your statements of consolidated income. In arriving at this amount, it appears that you are looking at certain components of the other general expense – net, interest and net investment income, and other expense (income) – net line items. It is not clear how you determined which components to include and exclude. In this regard, you could consider discussing each line item as presented on your statements of consolidated income rather than discussing components of various line items. Your proposed disclosure states that these amounts represent administrative expenses not directly associated with reportable operating segments, which you define on page 13 as the Paint Stores Group, Consumer Group, and Global Finishes Group. It appears that there would be additional administrative expenses not directly associated with these reportable operating segments, including those reported under the Administrative segment. Please advise or revise your disclosure as necessary.

Response: In response to the Staff’s comments, in future filings the Registrant will revise its analysis of results of operations in Management’s Discussion and Analysis to discuss each line item as presented in the statements of consolidated income by operating segment. An example of this revised presentation using the results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008 is as follows:
Consolidated net sales for 2009 decreased due primarily to volume declines resulting from continuing weak U.S. and foreign economic conditions. One acquisition completed during 2009 and four acquisitions completed throughout 2008 increased consolidated net sales 0.5 percent. Unfavorable currency translation rate changes decreased 2009 consolidated net sales 1.3 percent. Net sales of all consolidated foreign subsidiaries decreased 8.4 percent to $1.03 billion for 2009 versus $1.12 billion for 2008. Of the decrease in net sales for all consolidated foreign subsidiaries during 2009, 10.0 percent related to unfavorable foreign currency translation rates. Net sales of all operations other than consolidated foreign subsidiaries decreased 11.5 percent to $6.07 billion for 2009 versus $6.86 billion for 2008.
Net sales in the Paint Stores Group in 2009 decreased primarily due to lower paint volume sales that were partially offset by the remaining impact of 2008 selling price increases. Net sales from stores open for more than twelve calendar months decreased 12.9 percent for the full year. During 2009, the Paint Stores Group opened 53 new stores and closed 45 redundant locations for
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 22, 2010

a net increase of 8 stores, increasing the total number of stores in operation at December 31, 2009 to 3,354 in the United States, Canada and the Caribbean. The Paint Stores Group’s objective is to expand its store base an average of three percent each year, primarily through internal growth. The percentage change in total paint sales volume was a decrease in the mid-teens for the year over 2008 partially offset by impact of selling price increases in the first half of 2008. Sales of products other than paint decreased approximately 15.2 percent for the year over 2008. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
Net sales of the Consumer Group decreased due primarily to sluggish DIY demand at most of the Group’s retail customers. Paint volume sales percentage change in the Consumer Group compared to last year was a decrease in the mid-single digits. Sales of aerosols, brushes, rollers, caulk and other paint related products decreased approximately 7.4 percent for the year over 2008. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. The Consumer Group plans to continue its aggressive promotions of new and existing products in 2010 and continue expanding its customer base and product assortment at existing customers.
The Global Finishes Group’s net sales in 2009, when stated in U.S. dollars, decreased due primarily to volume decreases and unfavorable currency translation rate changes partially offset by selling price increases and acquisitions. Paint sales volume percentage decreased in the mid-single digits. Acquisitions increased this Group’s net sales in U.S. dollars by 1.5 percent. Unfavorable currency translation rate changes in the year decreased net sales by 4.8 percent for 2009. In 2009, the Global Finishes Group opened 18 new branches and closed 20 locations for a net decrease of 2 branches decreasing the total to 539 branches open in the United States, Mexico, Chile, Brazil, Canada, Uruguay, Argentina, Peru and India at year-end. In 2010, the Global Finishes Group expects to continue expanding its worldwide presence and improving its customer base.
Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, decreased by an insignificant amount in 2009.
Consolidated gross profit decreased $235.6 million related primarily to lower sales in 2009, but increased as a percent to net sales to 46.0 percent from 43.8 percent in 2008 due primarily to selling price increases initiated over the past 18 months, cost control efforts primarily in the Consumer Group and improved freight and other distribution costs partially offset by incremental site closing costs and higher fixed costs related to reduced manufacturing and distribution volume. The Paint Stores Group’s gross profit for 2009 decreased $163.2 million compared to 2008, but increased as a percent of sales by 3.5 percent due primarily to lower volume sales that were partially offset by higher selling prices initiated in 2008. The Consumer Group’s gross profit increased $14.4 million for 2009 over 2008 due primarily to cost control efforts and reductions in freight and related distribution costs partially offset by lower sales, lower volume throughput in the manufacturing and distribution facilities and incremental costs related to site closings. As a percent of sales, Consumer Group’s gross profit increased by 3.2
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 22, 2010

percent. The Global Finishes Group’s gross profit for 2009 decreased $78.9 million and decreased as a percent of sales by 0.7 percent due primarily to decreased sales volumes, unfavorable foreign currency translation exchange rate changes, and increased manufacturing and distribution costs relating to lower production volumes. Acquisitions increased Global Finishes Group’s gross profit by $9.3 million, or 32.3 percent of acquisition net sales, and foreign currency translation rate fluctuations decreased gross profit by $29.6 million for 2009. The Administrative segment’s gross profit decreased by an insignificant amount.
SG&A decreased by $108.8 million due primarily to good expense control. Acquisitions added $15.9 million of SG&A in 2009, representing 40.1 percent of acquisition net sales. SG&A increased as a percent of sales to 35.7 percent in 2009 from 33.1 percent in 2008. In the Paint Stores Group, SG&A decreased $75.9 million for the year due primarily to good SG&A spending control partially offset by increased spending due to the number of new store openings. The Consumer Group’s SG&A increased by $14.7 million for the year due to the impact of acquisition SG&A of $4.3 million, or 39.7 percent of acquisition net sales, and increased spending on customer programs. The Global Finishes Group’s SG&A decreased by $22.1 million for the year relating primarily to foreign currency translation rate fluctuations of $23.7 million and good SG&A spending control that was partially offset by acquisition SG&A of $11.7 million, or 40.3 percent of acquisition net sales. The Administrative segment’s SG&A decreased $25.5 million primarily due to a decrease of $13.6 million in non-compensatory administrative expenses and a decrease in compensation expense of $8.2 million ($17.8 million decrease in stock-based compensation expense not directly associated with the Reportable Operating Segments, partially offset by increases in incentive compensation expense of $9.6 million).
In the Administrative segment, the Company recognized $23.3 million in total stock-based compensation expense during 2009, $41.1 million in 2008 and $35.4 million during 2007. Total unrecognized stock-based compensation expense was $50.3 million at December 31, 2009, and recognition is expected to occur over a weighted-average period of 1.60 years. The weighted-average risk-free rate for 2009 grants of 2.39 percent was based upon the U.S. Treasury yield curve at the time of grant. The weighted-average expected life of options of 5.27 years for 2009 was calculated using a scenario analysis model that uses historical data to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding options. The weighted average expected volatility of stock for 2009 of 31.9 percent was calculated using historical and implied volatilities. The weighted average expected dividend yield of stock for 2009 of 2.69 percent was the Company’s best estimate of the expected future dividend yield using historical activity and expectations about future activity. See Note 13, on pages 70 and 71 of this report, for more information concerning stock based compensation.
Other general expense – net increased $14.3 million in 2009 compared to 2008. The increase was mainly caused by an increase of $18.9 million in the Administrative segment, primarily due to an increase in provisions for environmental matters of $17.8 million and a $2.4 million increase in costs associated with exit or disposal activities. Partially offsetting the increases in
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 22, 2010

the Administrative segment were insignificant changes in Other general expense – net of the Reportable Operating Segments mainly related to decreases in net losses on the disposition of assets. See Note 14, on page 72 of this report, for more information concerning Other general expense – net.
Impairments of trademarks and goodwill decreased $40.5 million in 2009 compared to 2008. As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2009. The impairment test in 2009 resulted in reductions in the carrying value of trademarks with indefinite lives of $14.1 million and no reductions in value of goodwill. The impairment charges are shown as a separate line in the Statements of consolidated income in accordance with the Goodwill and Other Intangibles Topic of the ASC. The impairment of trademarks with indefinite lives was charged to the Paint Stores Group ($11.0 million), the Global Finishes Group ($3.0 million), and the Consumer Group ($0.1 million). The impairments related primarily to lower-than-anticipated projected sales of certain acquired brands. See Note 5, on pages 51 through 53 of this report, for more information concerning the impairment of intangible assets.
The $21.9 million Loss on dissolution of a foreign subsidiary in 2009 was a pre-tax expense charged in the Global Finishes Group related to a European subsidiary that was dissolved in the fourth quarter of 2009. See Note 3, on page 51 of this report, for more information concerning the Loss on dissolution of a foreign subsidiary.
Interest expense, included in the Administrative segment, decreased $25.7 million in 2009 versus 2008 due primarily to decreased short-term borrowings at rates that were lower than 2008.
Interest and net investment income, primarily included in the Administrative segment, decreased $1.5 million due to a lower level of short-term investments in 2009 when compared to 2008 at lower overall rates. The net of the two combined for an overall decrease of $24.1 million in the aggregate expense.
Other expense (income) – net fluctuated to $1.7 million income from $5.1 million expense in 2008. This change was due primarily to a decrease in unfavorable foreign currency related transactions across all segments to a loss of $4.9 million in 2009 from a loss of $10.6 million in 2008. Partially offsetting the reduction in foreign currency transaction losses was an increase in Net expense from financing and investing activities of $1.7 million primarily in the Administrative segment and reduced dividend and royalty income of $1.1 million primarily in the Administrative Segment. An increase in other miscellaneous income and expense items of $3.9 million, primarily in the Administrative segment, accounted for the remaining fluctuation in Other expense (income) – net. See Note 14, on page 72 of this report, for more information concerning Other expense (income) – net.
Consolidated Income before income taxes in 2009 decreased $91.7 million due primarily to a decrease in gross profit of $235.6 million and the impact of a loss on dissolution of a foreign subsidiary of $21.9 million partially offset by a decrease in selling, general and administrative expenses of $108.8 million, a decrease in trademark and goodwill impairment charges of $40.5
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 22, 2010

million, and a reduction of $16.6 million in interest expense, interest and net investment income and other expenses. Income before income taxes declined $47.8 million in the Paint Stores Group and $87.2 million in the Global Finishes Group and increased $17.1 million in the Consumer Group. The negative impact on Income before income taxes in the Administrative segment declined $26.2 million. Segment profit of all consolidated foreign subsidiaries decreased 63.3 percent to $27.0 million for 2009 versus $73.6 million for 2008 due primarily to a decrease in gross profit of $33.8 million and the loss on the dissolution of a foreign subsidiary of $21.9 million. Acquisitions and unfavorable foreign currency translation rates decreased segment profit of all consolidated foreign subsidiaries by 15.0 percent. Segment profit of all operations other than consolidated foreign subsidiaries decreased 7.0 percent to $595.8 million for 2009 versus $640.9 million for 2008.
Net income decreased $41.0 million in 2009 due to the decrease in Income before income taxes partially offset by a decrease in the effective tax rate to 30.0 percent in 2009 from 33.3 percent last year. The effective tax rate decrease in 2009 compared to 2008 was due primarily to an increase in tax favorable investments in 2009 compared to 2008 and a decrease in the state and local tax component of the effective tax rate compared to 2008. The state and local income tax component decreased due primarily to the impact of favorable audit settlements, favorable tax deductions available to the Company and the benefits of state tax credits. For the year, diluted net income per common share decreased to $3.78 per share from $4.00 per share in 2008.
Financial Statements
Note 12 – Stock Purchase Plan and Preferred Stock, page 69
3.	Comment: We note your response to prior comment 5. Please tell us whether the ESOP borrowed funds from a third-party lender to purchase your shares. If so, please tell us whether you have guaranteed the loan. Please also confirm, if true, that you did not borrow funds from a third-party lender and then loan these amounts to the ESOP to purchase your shares.

Response: The ESOP did not borrow funds from a third-party lender to purchase the Registrant’s shares. As disclosed in Note 12 to the Annual Report on Form 10-K for the year ended December 31, 2009, the ESOP financed the acquisition of the preferred shares by borrowing $500.0 million from the Company at the rate of 5.5 percent per annum. This borrowing is payable over ten years in equal quarterly installments. The Registrant did not borrow funds from a third-party lender and then loan these amounts to the ESOP to purchase the Registrant’s shares.
FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2010
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 22, 2010

General
4.	Comment: Please address the above comments in your interim filings as well.

Response: The Registrant acknowledges the Staff’s comment and will address the above comments, where appropriate, in its future interim filings as well.
In connection with responding to the Staff’s comments, Sherwin-Williams acknowledges that:
•	Sherwin-Williams is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sherwin-Williams may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.
If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2573.
Sincerely,
/s/ Sean P. Hennessy
Sean P. Hennessy
Senior Vice President – Finance and
Chief Financial Officer

cc:	Nudrat Salik, Staff Accountant, SEC Louis E. Stellato, Senior Vice President, General Counsel and Secretary Allen J. Mistysyn, Vice President – Corporate Controller
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115